

May 20, 2011

Mr. Robert F. Mangano
President and Chief Executive Officer
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512

> **Re:** **1st Constitution Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-32891**

Dear Mr. Mangano:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Loans, page 33

1. We note your disclosures regarding your Mortgage Warehouse Unit on page 34 in addition to the fact that mortgage warehouse lines totaled $169.6 million as of December 31, 2010, or 41% of your loan portfolio. We also note that none of these loans are considered delinquent, non-performing or impaired and that you have a general

allowance for loan losses of $763 thousand representing an allowance as a percentage of your warehouse lines of 0.45%. As a result of the significance of this portfolio concentration and minimal related allowance for loan losses, please consider revising your future filings to also disclose the following asset quality measures excluding your mortgage warehouse lines:

- Non-accrual loans to total loans;
- Non-performing loans to total loans;
- Non-performing assets to total assets;
- Non-accrual loans and 90+ days delinquent to total assets; and
- Allowance to total loans.

2. As a related matter and due to your concentration in mortgage warehouse lines, please revise your future filings to provide a risk factor related to these types of loans, including but not limited to your significant concentration and the risks inherent with this type of lending. Additionally, please revise your future filings to disclose your origination policies and procedures related to these loans. Provide us with your proposed disclosures.

Note 2. Investment Securities, page F-16

3. We note your disclosures herein and on page 33 related to your review of for other-than-temporary impairment for your pooled trust preferred debt security classified as held to maturity. Noting the severe unrealized loss position of this security in addition to the $501 thousand at December 31, 2010 representing other-than-temporary impairment recognized in accumulated other comprehensive loss, please provide us a detailed description of the other-than-temporary impairment analysis you performed on this security as of March 31, 2011. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

4. As a related matter, we also note on page F-20 that for this security the primary factor used to determine the credit portion of the impairment was the discounted present value of projected cash flows. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.
- Deferrals and defaults:
  a. Please tell us in detail how you develop your estimate of future deferrals and defaults.

   b. Tell us how you consider the specific credit characteristics of the collateral underlying this security in developing your estimate of future deferrals and defaults

   c. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

   d. Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:
  a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
  b. Tell us and disclose in future filings your prepayment assumption and how you determine it.
  c. If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

5. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, and noting the disclosures provided in the table on page F-20, for your pooled trust preferred security, please revise future filings to disclose the following additional information as of the most recent period end: number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Please also provide us with your proposed disclosures as of March 31, 2011.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant